Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vivid Seats Inc.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

92854T100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92854T100	Schedule 13G	Page 1 of 13

1	Names of Reporting Persons Hoya Topco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,225,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,225,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 38.0%
12	Type of Reporting Person OO

CUSIP No. 92854T100	Schedule 13G	Page 2 of 13

1	Names of Reporting Persons GTCR Fund XI/B LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,225,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,225,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 38.0%
12	Type of Reporting Person PN

CUSIP No. 92854T100	Schedule 13G	Page 3 of 13

1	Names of Reporting Persons GTCR Fund XI/C LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,225,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,225,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 38.0%
12	Type of Reporting Person PN

CUSIP No. 92854T100	Schedule 13G	Page 4 of 13

1	Names of Reporting Persons GTCR Partners XI/B LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,225,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,225,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 38.0%
12	Type of Reporting Person PN

CUSIP No. 92854T100	Schedule 13G	Page 5 of 13

1	Names of Reporting Persons GTCR Partners XI/A&C LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,225,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,225,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 38.0%
12	Type of Reporting Person PN

CUSIP No. 92854T100	Schedule 13G	Page 6 of 13

1	Names of Reporting Persons GTCR Investment XI LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,225,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,225,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,225,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 38.0%
12	Type of Reporting Person OO

CUSIP No. 92854T100	Schedule 13G	Page 7 of 13

ITEM 1.	(a) Name of Issuer:

Vivid Seats Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

24 E. Washington Street, Suite 900, Chicago, IL 60602

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Hoya Topco, LLC;
GTCR Fund XI/B LP (“GTCR Fund XI/B”);
GTCR Fund XI/C LP (“GTCR Fund XI/C”);
GTCR Partners XI/B LP (“GTCR Partners XI/B”);
GTCR Partners XI/A&C LP (“GTCR Partners XI/A&C”); and
GTCR Investment XI LLC (“GTCR Investment XI”).

(b) Address or Principal Business Office:

The business address of each of the Reporting Persons is 300 North LaSalle Street, Suite 5600, Chicago, IL 60654.

(c) Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the State of Delaware.

(d) Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A common stock”).

(e) CUSIP Number:

92854T100

ITEM 3.

Not applicable.

CUSIP No. 92854T100	Schedule 13G	Page 8 of 13

ITEM 4.	Ownership.

 (a-c)

The ownership information presented below represents beneficial ownership of Class A common stock of the Issuer as of December 31, 2023, based upon 133,875,814 shares of Class A common stock outstanding as of January 4, 2024 based on the Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on January 9, 2024. The ownership information assumes the redemption of the Common Units of Hoya Intermediate, LLC (“Common Units”) held by the Reporting Persons for shares of the Issuer’s Class A common stock on a one-to-one basis and that no other holder of derivative securities has converted their securities.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Hoya Topco, LLC	82,225,000	38.0%	0	82,225,000	0	82,225,000
GTCR Fund XI/B LP	82,225,000	38.0%	0	82,225,000	0	82,225,000
GTCR Fund XI/C LP	82,225,000	38.0%	0	82,225,000	0	82,225,000
GTCR Partners XI/B LP	82,225,000	38.0%	0	82,225,000	0	82,225,000
GTCR Partners XI/A&C LP	82,225,000	38.0%	0	82,225,000	0	82,225,000
GTCR Investment XI LLC	82,225,000	38.0%	0	82,225,000	0	82,225,000

Hoya Topco, LLC holds 76,225,000 Common Units and currently exercisable warrants to purchase 6,000,000 Common Units. Each Common Unit may be redeemed by the holder for shares of Class A Common Stock on a one-for-one basis.

GTCR Fund XI/B, GTCR Fund XI/C and certain other entities affiliated with GTCR LLC have the right to appoint a majority of the members of the board of managers of Hoya Topco, LLC. GTCR Partners XI/B is the general partner of GTCR Fund XI/B. GTCR Partners XI/A&C is the general partner of GTCR Fund XI/C. GTCR Investment XI is the general partner of each of GTCR Partners XI/B and GTCR Partners XI/A&C. GTCR Investment XI is managed by a board of managers, which includes Mark M. Anderson and David A. Donnini, and no single person has voting or dispositive authority over the securities reported herein. As such, each of the foregoing entities and individuals may be deemed to share beneficial ownership of the securities reported herein. Each of them disclaims any such beneficial ownership.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 92854T100	Schedule 13G	Page 9 of 13

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 92854T100	Schedule 13G	Page 10 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

Hoya Topco, LLC

By:	/s/ Stanley Chia
Name:	Stanley Chia
Title:	President

GTCR FUND XI/B LP

By: GTCR Partners XI/B LP
Its: General Partner

By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Chief Legal Officer

GTCR FUND XI/C LP

By: GTCR Partners XI/A&C LP
Its: General Partner

By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Chief Legal Officer

GTCR PARTNERS XI/B LP

By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Chief Legal Officer

CUSIP No. 92854T100	Schedule 13G	Page 11 of 13

GTCR PARTNERS XI/A&C LP

By: GTCR Investment XI LLC
Its: General Partner

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Chief Legal Officer

GTCR INVESTMENTS XI LLC

By:	/s/ Jeffrey S. Wright
Name:	Jeffrey S. Wright
Title:	Chief Legal Officer

CUSIP No. 92854T100	Schedule 13G	Page 12 of 13

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).